

05039871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NO.
8-66454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING____12/31/04____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

VERBAL, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 WEST ST. CHARLES ROAD
(No. and Street)

___LOMBARD___   ___ILLINOIS___   ___60148___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN   312-291-0560
                                                  (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE   ORLAND PARK   ILLINOIS   60462-1628
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions


PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

3/28/05
SS



OATH OR AFFIRMATION

I, _____JAMES PAPPAS_____, swear (or affirm) that to the
best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

___VERBAL, LLC_____as of

___DECEMBER 31, 2004_____, are true and correct. I further swear (or affirm) that neither the Company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

_____MANAGING MEMBER_____
Title

Subscribed and sworn to before me this 26 day of
February, 2005

_____
Notary Public

```
"OFFICIAL SEAL"
Dawn Armstrong
Notary Public, State of Illinois
My Commission Expires 9-23-2007
```

This report contains (check all applicable boxes):
☒ (a)   Facing page.
☒ (b)   Statement of financial condition.
☒ (c)   Statement of income (loss).
☒ (d)   Statement of cash flows.
☒ (e)   Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☒ (f)   Statement of changes in liabilities subordinated to claims of general creditors.
☒ (g)   Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☒ (h)   Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☒ (i)   Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☐ (j)   A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the
         computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐ (k)   A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒ (l)   An oath or affirmation.
☐ (m) A copy of the SIPC supplemental report.
☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o)   Independent auditor's report on internal accounting controls.
☐ (p)   Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to
         Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VERBAL, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2004

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY



INDEPENDENT AUDITOR'S REPORT

To the Members
Verbal, LLC
Lombard, Illinois

I have audited the accompanying statement of financial condition of Verbal, LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Verbal, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 21, 2005

VERBAL, LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash	$413,964
Due from Broker	184,569
Accounts Receivable	240
Total Current Assets	$598,773
TOTAL ASSETS	$598,773

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITY

Due to Broker	$ 14,494

MEMBERS' CAPITAL

Members' Contributions	$600,000	
Net (Loss) for the Year	(15,721)	
Total Members' Capital		584,279
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$598,773

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Verbal, LLC (the Company) was organized in Illinois in October, 2003. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Pacific Stock Exchange. The Company operates as an off the floor trader of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's income flows to its member's tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed differences resulting from 2004 member contributions being overstated and with expenses correspondingly understated by $10,000. These audit adjustments are reflected herein as of December 31, 2004.

NOTE 4 -   FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company has none of these financial instruments recorded as of December 31, 2004.

NOTE 5 -   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments can include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. The Company has none of these securities as of December 31, 2004.

NOTE 6 -   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2004 the Company had net capital and net capital requirements of $576,000 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.